Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 15, 2004

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE

Paris, December 15, 2004

TECHNIP/ CHIYODA: A $4 BILLION CONTRACT IN QATAR

Technip has signed with the Qatar Liquefied Gas Company Limited (II) (“Qatargas II”) a contract for the world’s 2 largest LNG (Liquefied Natural Gas) trains. This contract will be executed by a joint venture created by Technip France and Chiyoda from Japan. The value of the contract is approximately USD $4 billion. Under this contract, the joint venture partners will engineer and build Trains 4 and 5 at the Qatargas plant in Ras Laffan. Each train will produce an expected minimum of 7.8 million tons per annum of LNG, with Train 4 scheduled for start up in late 2007, and Train 5 approximately 9 months later.

Qatargas II will be selling LNG from these new trains into the UK and commitments have been made through affiliates of Qatar Petroleum and ExxonMobil for the necessary regasification in the UK. Qatargas II has also made pre-investment in the offshore field development, the LNG storage facilities in Qatar and the LNG transport carriers.

“This new award reinforces the Technip’s position in the fast-growing Liquefied Natural Gas market where the Group has previously demonstrated its strong expertise on major turnkey projects in the Middle East and in West Africa,”said Daniel Valot, Chairman and Chief Executive Officer of Technip.

Both Technip and Chiyoda have a vast experience in Qatar and in LNG projects in particular. The Qatar Liquefied Gas Company Limited (“Qatargas II”) LNG plant site, where the 2 new LNG trains will be built, has been in operation since 1996. The Qatargas three existing trains are currently producing over 8 million tons per annum of LNG. Two of these three trains, originally designed and built by Chiyoda, have already been successfully debottlenecked under a contract awarded to the Technip / Chiyoda joint venture in late 2001, with the debottlenecking of the third train scheduled for completion in spring 2005. In the early 1990’s, Technip was also involved in the design and construction of the corresponding offshore processing platforms.

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With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, Finland and Angola as well as a world-class fleet of offshore construction vessels.

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Public Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Marina Toncelli	Tel. +33 (0) 1 47 78 66 69
E-mail: mtoncelli@technip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

David-Alexandre Guez	Tel. +33 (0) 1 47 78 27 85
E-mail: daguez@technip.com

Group Website:	http://www.technip.com

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Technip’s shares trade on the following exchanges:

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: December 15, 2004
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control